

Columbus Eagles FC, LLC
(the "Company")
an Ohio Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Columbus Eagles FC, LLC Management

We have reviewed the accompanying financial statements of Columbus Eagles FC, LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter on a Successor Entity:

As discussed in Note 7 to the financial statements, Columbus Eagles FC, Inc., the parent entity of the Company, was formed in Ohio on January 1, 2025, and succeeded in certain operations previously conducted by Columbus Eagles FC, LLC. The successor entity plans to continue operating the women's soccer teams that compete in the Women's Premier Soccer League (WPSL) and the Major Arena Soccer League Women (MASLW). This matter has been appropriately disclosed in the financial statements

RNB Capital LLC

Tamarac, FL
Oct 13, 2025

COLUMBUS EAGLES FC, LLC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	9,062	7,908
Prepaid Expenses		5,032	3,800
Accounts Receivable		966	259
Total Current Assets		15,060	11,967
TOTAL ASSETS	$	15,060	11,967
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	24,167	12,921
Deferred Revenue		6,540	3,960
Accrued Interest		12,273	8,543
Sales Taxes Payable		1,852	3,633
Notes Payable - Related Party - ST Portion		13,559	13,559
Other Current Liabilities		425	-
Total Current Liabilities	$	58,816	42,616
Non-Current Liabilities:			
Notes Payable - Related Party - LT Portion	$	31,000	31,000
Total Non-Current Liabilities	$	31,000	31,000
TOTAL LIABILITIES		89,816	73,616
EQUITY			
Accumulated Deficit		(74,756)	(61,650)
TOTAL EQUITY	$	(74,756)	(61,650)
TOTAL LIABILITIES AND EQUITY	$	15,060	11,967

See Accompanying Notes to these Unaudited Financial Statements

COLUMBUS EAGLES FC, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sponsorship Revenue	$	21,100	26,750
Membership Revenue		5,920	-
Ticket Revenue		16,899	9,146
Merchandise Revenue		11,339	9,288
Discounts		-	(234)
COGS		(17,954)	(16,463)
Gross Profit	$	37,303	28,487
Operating Expenses			
Advertising and Marketing	$	5,457	5,384
General and Administrative		18,804	18,946
Stipends		8,465	5,500
Professional Fees		640	-
Facility Rental		30,440	27,500
Matchday Operations		1,990	2,064
Registration Fees		1,127	7,361
Training Equipment		1,501	-
Insurance		631	631
Total Operating Expenses		**69,054**	**67,385**
Total Loss from Operations	$	**(31,751)**	**(38,899)**
Other Income (Expense)			
Miscellaneous Income	$	34,155	29,974
Interest Expense		(6,267)	(4,191)
Other Expense		(9,202)	-
Total Other Income (Expense)		**18,686**	**25,783**
Net Income (Loss)	$	**(13,065)**	**(13,115)**

See Accompanying Notes to these Unaudited Financial Statements

COLUMBUS EAGLES FC, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Retained Earnings (Deficit)	Total Members' Equity
Beginning balance at 1/1/23	(48,534)	(48,534)
Net income (loss)	(13,115)	(13,115)
Ending balance at 12/31/23	(61,650)	(61,650)
Prior Period Adjustments	(41)	(41)
Net income (loss)	(13,065)	(13,065)
Ending balance at 12/31/24	(74,756)	(74,756)

See Accompanying Notes to these Unaudited Financial Statements

COLUMBUS EAGLES FC, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(13,065)	(13,115)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prepaid Expenses		(1,232)	550
Accounts Receivable		(707)	34
Accounts Payable		11,246	9,721
Deferred Revenue		2,580	(11,040)
Accrued Interest		3,730	4,191
Sales Taxes Payable		(1,782)	1,901
Other Current Liabilities		425	-
Prior Period Adjustments		(41)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		14,220	5,356
Net Cash provided by (used in) Operating Activities	$	1,154	(7,759)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Net Cash provided by (used in) Financing Activities	$	-	-
Cash at the beginning of period		7,908	15,666
Net Cash increase (decrease) for period	$	1,154	(7,759)
Cash at end of period	$	9,062	7,908

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		2,537	1,291
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

Columbus Eagles FC, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Columbus Eagles FC, LLC ("the Company") was formed in Ohio on February 5th, 2014. The Company earns revenue by operating a women's soccer team based in Columbus, Ohio. The team competes in the Women's Premier Soccer League (WPSL) during the summer season and in the Major Arena Soccer League – Women (MASLW) during the winter indoor season. The Company's headquarters is in Reynoldsburg, Ohio. The Company's customers are located in the United States.

The Company plans to initiate a Regulation CF crowdfunding campaign in 2025 to secure strategic operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses over the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Columbus Eagles FC, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $9,062 and $7,908 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable primarily comprise amounts due from sponsorships and miscellaneous income. Collection periods for these receivables typically range from 10 to 30 days following the invoice date. Sponsorship amounts invoiced and recognized within the same fiscal year as the associated event are reported as sponsorship income. In circumstances where sponsorships are invoiced in advance of the event year, such amounts are classified as prepaid sponsorships until the event occurs and revenue recognition criteria are met. Receivables arising from miscellaneous income are subject to the same invoicing and collection practices. Management reviews these balances periodically and considers them to be collectible within the standard payment terms.

Columbus Eagles FC, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

No single customer represented more than 10% of total outstanding receivables as of the balance sheet date. Given the low volume of receivables and the short collection period, management believes the risk of uncollectible accounts is negligible. Accordingly, the organization does not maintain a historical allowance for doubtful accounts.

Description	2024	2023
Trade Accounts Receivable	966	259
Less: Allowance for Doubtful Accounts	-	-
Totals	**966**	**259**

Allowance for Doubtful Accounts

The Company does not maintain an allowance for doubtful accounts. Most sales and receivables are typically collected in cash or equivalent forms at the time of purchase; therefore, credit risk is immaterial. As a result, no estimation for potential losses due to uncollectible receivables has been recorded in the financial statements for the period.

Credit Policies and Concentrations

Credit terms are typically net 10 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Sponsorship Sales

The Company generates revenues by offering sponsorship opportunities to businesses and organizations looking to promote their brand through association with club matches, events, and community presence. The Company's performance obligation is to provide the contracted sponsorship benefits, such as displaying sponsor branding at games and club events, over the term of the sponsorship agreement. Payments received in advance for these sponsorships are recorded as deferred revenue and are recognized as revenue proportionately as the Company fulfills its performance obligations within the applicable seasonal year. Sponsorships are generally pre-paid before the season begins, but some may

Columbus Eagles FC, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

be invoiced with credit terms such as net 10 days. The Company deferred revenue of $4,890 and $1,575 for December 31, 2024 and 2023, respectively, relating to prepaid sponsorships for which the performance obligations had not yet been fully satisfied.

Ticket Sales

The Company generates revenues by selling tickets to spectators for attendance at home games and special soccer events during the season. The Company's performance obligation is the staging of each game or event for which a ticket is sold; revenue is recognized in the period when the game occurs, thereby satisfying the obligation. Payments for tickets are received at the time of purchase, and any advance payments for future games are initially recorded as deferred revenue and recognized as income when the corresponding event is held. Ticket sales are usually non-refundable if the event takes place, but refunds are offered for canceled events. As of year-end, the Company deferred revenue of $0 in 2024 and $10 in 2023 for prepaid single-game tickets with remaining performance obligations

Merchandise Sales

The Company generates revenues by selling official team merchandise such as jerseys to supporters online and at matches. The Company's performance obligation is the transfer of control of the merchandise to the customer, which occurs either immediately for in-person sales or within 1-2 weeks for online orders. Revenue is recognized at the point when control transfers, with payment collected in advance and no receivables recorded. Any advance payments for merchandise are treated as deferred revenue until the merchandise is delivered. As of year-end, the Company deferred revenue of $1,650 and $2,375 for 2024 and 2023, respectively, related to prepaid memberships with remaining performance obligations.

Miscellaneous Sales

The Company generates revenues by supplying uniforms and soccer-related goods to other teams and affiliated organizations, including related parties. The Company's performance obligation is to deliver the specified goods to the customer according to the contract terms. For these sales, a deposit is typically collected with the order, and the remaining balance is invoiced upon delivery, usually with net 10 payment terms. Revenue is recognized when the goods are delivered to the customer, at which point the performance obligation is satisfied. Delivery generally takes place one to two months after the order is placed, per the agreed schedule. As of year-end, the Company had no deferred revenue for the years ended 2024 and 2023, as prepayments were either fully satisfied or not material.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Columbus Eagles FC, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including travel, bank and payment processing fees, utilities, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

LOC - Related Party: On November 1, 2013, the Company entered into a revolving line of credit agreement with UA Soccer Academy LLC. UA Soccer Academy LLC is also wholly owned by CEO and sole member, Mark L. Wise. See Note 5.

Loan - Related Party: On March 2, 2023, the Company received a loan from Alpha II Service, Inc. for a total of $31,000. Alpha II Service, Inc. is also owned by CEO and sole member, Mark L. Wise. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

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NOTE 5 – LIABILITIES AND DEBT

LOC - Related Party: The Company entered into a revolving credit agreement with UA Soccer Academy LLC on November 1, 2013. This line of credit allows the Company to borrow funds up to $25,000 at any one time. The agreement carries no interest or finance charges on any balances owed. Repayment of any outstanding balance is due in full upon request by the lender, with the lender required to provide at least 90 days' notice for repayment. The Company may prepay any portion or the entire unpaid balance at any time without penalty. The agreement may be cancelled at any time by either party through written notice, but such cancellation does not affect repayment of any outstanding balance. The total outstanding was $13,559 as of December 31, 2024, and December 31, 2023. See Note 3.

Loan - Related Party: On April 26, 2021, the Company entered into an unsecured $31,000 loan agreement with Alpha II Service, Inc, where interest accrues at the rate charged by Wells Fargo Bank to the lender and is deferred, resulting in accrued interest being added to principal; the total outstanding was $43,273 as of December 31, 2024, and $39,543 as of December 31, 2023, with repayment of all principal and accrued interest due in full by December 31, 2031, though prepayment is allowed at any time without penalty and the lender may demand early repayment with six months' notice. See Note 3.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
LOC - Related Party	13,559	0%	On Demand	13,559	-	13,559	-	13,559	-	13,559	-
Loan - Related Party	31,000	Varies	12/31/2031	-	31,000	31,000	12,273	-	31,000	31,000	8,543
Total				13,559	31,000	44,559	12,273	13,559	31,000	44,559	8,543

5 Year Debt Maturities

	Grand Total
2025	13,559
2026	-
2027	-
2028	-
2029 and Beyond	43,273
Totals	**56,832**

Columbus Eagles FC, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 6 – EQUITY

The Company is structured as a limited liability, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is below.

Holder	Ownership
Mark L. Wise	100%

Voting: Voting rights are allocated based on membership percentages, with each percentage point equaling one vote.

Dividends: Dividends and profit distributions are made to members based on their respective ownership percentages, subject to available funds and members' agreement.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the Company's assets will be liquidated and distributed to members after all debts have been satisfied, according to capital account balances.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 13, 2025, the date these financial statements were available to be issued.

In 2025, Columbus Eagles FC Inc. completed the acquisition of the Company, resulting in the corporation obtaining controlling interest and operational control of the Company. This transaction was effected through the issuance of common stock to the sole member of the Company, Mark Wise, who became an investor in the corporation. As a result, Columbus Eagles FC Inc. now exercises full control over the operations, management, and financial decisions of the Company.